SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  Schedule 13D

                    Under the Securities Exchange Act of 1934
                               (Amendment No. 3 )*

                             ALBERTO-CULVER COMPANY
                                (Name of Issuer)


                 CLASS A COMMON STOCK, $.22 PAR VALUE PER SHARE
                         (Title of Class of Securities)


                                    013068200
                                 (CUSIP Number)

Marshall E. Eisenberg (312) 269-8020         Carol L. Bernick (708) 450-3051
NEAL, GERBER & EISENBERG                     2525 Armitage Avenue
Two North LaSalle Street, Suite 2200         Melrose Park, Illinois  60160
Chicago, Illinois  60602
------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)


                                January 23, 1997
                          (Date of Event which Requires
                            Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box .

Check the following box if a fee is being paid with the statement . (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

Note: Six copies of this Statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosure provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                        (Continued on following page(s))

                                Page 1 of 5 Pages

--------------------                                       ---------------------
CUSIP NO. 013068200               13D                         Page 2 of 5 Pages
--------------------                                       ---------------------

--------------------------------------------------------------------------------
     1        NAME OF REPORTING PERSON
              S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                       CAROL L. BERNICK
--------------------------------------------------------------------------------
     2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP *

                                                         (a)
                                                         (b)   X
--------------------------------------------------------------------------------
     3        SEC USE ONLY

--------------------------------------------------------------------------------
     4        SOURCE OF FUNDS *

                       Not applicable
--------------------------------------------------------------------------------
     5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT
              TO ITEMS 2(d) OR 2(e)
--------------------------------------------------------------------------------
     6        CITIZENSHIP OR PLACE OF ORGANIZATION

                       U.S. Citizen
--------------------------------------------------------------------------------
                                    7      SOLE VOTING POWER

    NUMBER                                          1,528,198**
  OF SHARES                    -------------------------------------------------
 BENEFICIALLY                       8      SHARED VOTING POWER
   OWNED BY
     EACH                                           1,049,708**
   REPORTING                   -------------------------------------------------
    PERSON                          9      SOLE DISPOSITIVE POWER
     WITH
                                                    1,528,198**
                               -------------------------------------------------
                                   10      SHARED DISPOSITIVE POWER

                                                    1,049,708**
--------------------------------------------------------------------------------
    11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                       2,577,906**
-------------------------------------------------------------------------------
    12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
              SHARES *
                                                              X
     Excluded are 232,850 Class A shares (including immediately exercisable options to acquire 52,850 Class A shares) and 300,000 Class B shares held directly by Bernick's spouse. Bernick disclaims beneficial ownership of such shares.
--------------------------------------------------------------------------------
    13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11).

                       19.34%**
--------------------------------------------------------------------------------
    14        TYPE OF REPORTING PERSON *

                       IN
--------------------------------------------------------------------------------
                     * SEE INSTRUCTIONS BEFORE FILLING OUT!

   ** Includes shares of Class B Common Stock, $.22 par value per share ("Class B shares"), which are immediately convertible at the holder's option on a share for share basis into Class A shares and also includes options which are exercisable currently or within 60 days to acquire Class A shares.

--------------------                                       ---------------------
CUSIP NO. 013068200               13D                         Page 3 of 5 Pages
--------------------                                       ---------------------

Item 1.  Security and Issuer.

  Title of Class of Securities:  Class A Common Stock, $.22 par value per share
                                 (the "Class A shares")


  Name and Address of Issuer:    Alberto-Culver Company (the "Company")
                                 2525 Armitage Avenue
                                 Melrose Park, IL  60160

Item 2.  Identity and Background.

  (a)  Name of Person Filing:    Carol L. Bernick ("Bernick")
  (b)  Address:                  2525 Armitage Avenue
                                 Melrose Park, IL  60160

  (c)  Principal Business:       Bernick, an individual, is a Director and
                                 Executive    Vice-President
                                 and Assistant  Secretary of
                                 the Company  and  President
                                 of   Alberto-Culver    USA,
                                 Inc., a  subsidiary  of the
                                 Company.

  (d)  Prior Criminal Convictions:        None

  (e)  Prior Civil Proceedings With
       Respect to Federal or State
       Securities Laws:                   None

  (f)  Place of Organization:             U.S. Citizen

Item 3.  Source and Amount of Funds or Other Consideration.

         On January 23, 1997, Bernick, as co-trustee of the LHL January 1995 Grantor Annuity Trust, u/a/d 1/3/95, fbo Leonard H. Lavin, Bernick's father ("Mr. Lavin"), transferred 109,030, 109,030 and 109,030 Class B shares to herself as trustee or co-trustee of the KSL GRAT Trust, u/a/d 9/15/93, fbo her sister (the "KSL Trust"), the SJL GRAT Trust, u/a/d 9/15/93, fbo her brother ("the SJL Trust"), and the CLB GRAT Trust, u/a/d 9/15/93, fbo herself (the "CLB Trust"), respectively. Also, on January 23, 1997, Bernick, as co-trustee of the BEL January 1995 Grantor Annuity Trust, u/a/d 1/3/95, fbo Bernice E. Lavin, Bernick's mother ("Mrs. Lavin"), transferred 109,030, 109,030 and 109,030 Class B shares to herself as trustee or co-trustee of the KSL Trust, SJL Trust and CLB Trust, respectively.

         On November 21, 1996, Bernick as trustee or co-trustee of the KSL Trust, SJL Trust and CLB Trust acquired from the Leonard H. Lavin Trust, u/a/d 12/18/87, fbo Mr. Lavin (the "December Trust"), 571, 571 and 571 Class B shares, respectively, at $47.9375 per share.

         On September 24, 1996, Bernick as trustee or co-trustee of the CLB Trust, KSL Trust and SJL Trust, acquired from the December Trust 625, 356 and 356 Class B shares, respectively, at $43.6875 per share.


Item 4.  Purpose of Transaction.

         Transfers of securities were for the Lavin family's estate planning rather than corporate purposes. The transfers were not undertaken for purposes of effecting any of the actions listed in this item.

Item 5.  Interest in Securities of the Issuer.

         (a)               (i)  Amount  of  Class A Shares  Beneficially  Owned:
                           2,577,906 shares total: 252,504 Class A shares (includes 171,586 shares subject to immediately exercisable options) and 180,104 Class B shares held directly; 523,064 Class B shares held as co-trustee of the CLB Trust; 522,795 Class B shares held as trustee of the KSL Trust; 522,795 Class B shares held as trustee of the SJL Trust; 50,000 Class B shares held as trustee of Lavin

--------------------                                       ---------------------
CUSIP NO. 013068200               13D                         Page 4 of 5 Pages
--------------------                                       ---------------------

                           Survivorship Trust; 50,100 Class A shares and 150,300 Class B shares held as co-trustee of a trust for Bernick's benefit; 271,244 Class A shares and 30,000 Class B shares held by Lavin Family Foundation (a charitable foundation of which Bernick is the Vice President and a Director); and 25,000 Class A shares held by the Howard and Carol Bernick Family Foundation (a charitable foundation).

                  (ii)     Percentage  of  Class A  Shares  Beneficially  Owned:
                           19.34% total: 3.75% directly; 4.47% as co-trustee of the CLB Trust; 4.47% as trustee of the KSL Trust; 4.47% as trustee of the SJL Trust; .45% as trustee of an insurance trust; 1.77% as co-trustee of a trust for Bernick's benefit; 2.69% by Lavin Family Foundation; and .22% by the Howard and Carol Bernick Family Foundation (based on 11,178,807 Class A shares outstanding as of January 23, 1997).**

                  ** Pursuant to Rule 13d-3(d)(1)(i) of the Securities Exchange Act of 1934, as amended, the following calculations assume that all Class B shares beneficially owned by Bernick have been converted into Class A shares and that all options held by Bernick which are either exercisable currently or within 60 days have been exercised.

         (b)      Number of Shares as to Which Such Person Has:

              (i)    Sole power to vote:                          1,528,198
              (ii)   Shared power to vote:                        1,049,708(1)
              (iii)  Sole power to dispose:                       1,528,198
              (iv)   Shared power to dispose                      1,049,708(1)

(1) Bernick shares the power to vote and dispose of the 271,244 Class A shares and 30,000 Class B shares held by Lavin Family Foundation with her parents, Mr. Lavin and Mrs. Lavin. Bernick, in her capacity as co-trustee of a trust for her benefit, shares the power to vote and dispose of 50,100 Class A shares and 150,300 Class B shares held by such trust with Mrs. Lavin as co-trustee, and Bernick shares the power to vote and dispose of 25,000 Class A shares held by the Howard and Carol Bernick Family Foundation. Bernick shares the power to vote and dispose of the shares in the CLB Trust with Marshall E. Eisenberg. Certain information regarding Mr. Lavin, Mrs. Lavin, Mr. Bernick and Mr. Eisenberg is presented below:

      (i)      Name of Person:   (1)          Leonard H. Lavin
                                 (2)          Bernice E. Lavin
                                 (3)          Howard B. Bernick
                                 (4)          Marshall E. Eisenberg

      (ii)     Address:          (1),(2)      2525 Armitage Avenue
                                 and (3)      Melrose Park, Illinois  61060
                                 (4)          Neal, Gerber & Eisenberg
                                              Two North LaSalle St.,
                                              Suite 2200
                                              Chicago, Illinois 60602

      (iii)Principal             (1)          Leonard H. Lavin, an individual,
            Business:                         is a Director and the Chairman of
                                              the Company.

                                 (2) Bernice E. Lavin, an individual, is a Director and Vice Chairman, Secretary and Treasurer of the Company.

--------------------                                       ---------------------
CUSIP NO. 013068200               13D                         Page 5 of 5 Pages
--------------------                                       ---------------------

                                   (3)        Howard B. Bernick, an individual,
                                              is a Director and the President
                                              and Chief Executive Officer of the
                                              Company.

                                   (4)        Marshall E. Eisenberg, an
                                              individual, is an attorney and a
                                              partner in the law firm, Neal,
                                              Gerber & Eisenberg, Chicago,
                                              Illinois.

                  (iv)     Prior Criminal
                           Convictions:                       None.

                  (v)      Prior Civil
                           Proceedings With
                           Respect to Federal
                           or State Securities
                           Laws:                              None.

                  (vi)     Place of Organization:          U.S. Citizen.

         An additional 232,850 Class A shares (including 52,850 shares subject to immediately exercisable stock options) and 300,000 Class B shares are held in the name of Bernick's husband. Bernick disclaims beneficial ownership of such shares and they are not included above.

         (c)      None, except as described in Item 3 above.

         (d)      None.

         (e)      None.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

                  None.

Item 7.           Material to be Filed as Exhibits.

                  None.

                                    SIGNATURE


         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:  March 10, 1997

Signature:                 /s/Carol L. Bernick

Name/Title:                Carol L. Bernick, Individually, and
                           as trustee or co-trustee of various
                           trusts for her benefit or the benefit
                           of her siblings.